

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Tan Tran
President and Chief Executive Officer
Vemanti Group, Inc.
7545 Irvine Center Dr., Ste 200
Irvine, CA 92618

Re: Vemanti Group, Inc.
Registration Statement on Form S-1
Filed December 7, 2022
File No. 333-268712

Dear Tan Tran:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance